U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 14, 2011

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 207 to the Trust’s Registration Statement, filed on October 15, 2010 on Form N-1A, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No. #207.

Post-Effective Amendment No. 207 was filed for the purpose of adding three new series to the Trust: Balance Sheet Solutions Institutional U.S. Government Money Market Fund, Balance Sheet Solutions Short Duration U.S. Government Fund, and Balance Sheet Solutions Short/Intermediate Duration U.S. Government Fund.  The Trust also filed Post-Effective Amendment Nos. 209, 213, 214, 222, 235, 239, 246, 257, 260, 262, 273, 276, 279 and 288 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 207.  The Trust is filing this application for withdrawal because of the amount of time elapsed since the original Post-Effective Amendment No. 207 was filed.  The Trust has decided not to continue with the establishment of the Balance Sheet Solutions Institutional U.S. Government Money Market Fund at this time.  The Trust intends to file a new Post-Effective Amendment pursuant to Rule 485(a) under the 1933 Act to establish the Balance Sheet Solutions Short Duration U.S. Government Fund and the Balance Sheet Solutions Short/Intermediate Duration U.S. Government Fund each as a new series of the trust at a future date.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 14h day of February, 2012.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President